Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Friday, 23 February 2024

WOODSIDE TO SELL 15.1% SCARBOROUGH INTEREST TO JERA

Woodside has broadened its strategic relationship with JERA through a transaction that involves three core elements: equity in the Scarborough Joint Venture; LNG offtake; and collaboration on opportunities in new energy and lower carbon services.1

Woodside has executed a binding sale and purchase agreement with JERA for the sale of a 15.1% non-operating participating interest in the Scarborough Joint Venture (JV) for an estimated total consideration of US$1,400 million.2 This comprises the purchase price of approximately $740 million, and reimbursement to Woodside for JERA’s share of expenditure incurred from the transaction effective date of 1 January 2022. Completion of the transaction is expected in the second half of 2024.

Woodside and JERA have also entered into a non-binding heads of agreement for the sale and purchase of six LNG cargoes on a delivered ex-ship basis per year for 10 years commencing in 2026 from Woodside’s global portfolio.

A non-binding agreement for new energy collaboration including potential opportunities in ammonia, hydrogen, carbon management technology and carbon capture and storage was also signed to support common decarbonisation ambitions.

Woodside CEO Meg O’Neill welcomed the broadened strategic relationship with JERA.

“Woodside welcomes Japan’s largest utility, JERA, into the Scarborough Joint Venture. This builds on a long history of collaboration, starting in 1989 with LNG sales from the North West Shelf to JERA’s parent companies Tokyo Electric and Chubu Electric.

“JERA’s participation in the Scarborough Joint Venture, which will also include LNG Japan, is a further demonstration of the importance of the project to Japanese customers and confidence in long- term demand.

[1]

Woodside uses the term ‘lower carbon services’ to describe technologies such as carbon capture, utilisation and storage (CCUS) or offsets that could be used by customers to reduce their net greenhouse gas emissions.

[2]	The sale and purchase agreement is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc.

“Scarborough is a world-class project which will provide reliable energy for our customers in the Asian region, including in Japan. LNG continues to be an important energy source for Japan and one which supports the country’s decarbonisation ambitions.

“In Australia, the Scarborough Energy Project will provide local jobs and contracting opportunities and deliver tax revenue to State and Federal Governments.

“We are also looking forward to exploring new energy and business opportunities alongside JERA. These have the potential to further our shared ambitions to develop new energy value chains between Australia and Japan,” she said.

Yukio Kani, JERA Global CEO and Chair said, “Solving the world’s energy issues requires deep collaboration to tackle challenges one by one with reliable partners. I am grateful for the open and engaging dialogue I have had with Woodside CEO Meg O’Neill. I look forward to further developing our relationship with Woodside, a global player in LNG, and to promote new initiatives to achieve decarbonisation.”

Completion of the Scarborough equity transaction is subject to conditions precedent including Foreign Investment Review Board approval, National Offshore Petroleum Titles Administrator approvals, Western Australian Government approvals and satisfaction of requisite financing approvals.

The transaction also includes an option for JERA to acquire a 15.1% non-operating participating interest in the Thebe and Jupiter fields as well as a non-binding agreement that outlines a long-term collaboration to pursue opportunities for additional feed gas and joint investment in offshore gas fields for future tieback to the Pluto LNG facility via Scarborough infrastructure. A non-binding agreement has also been signed for Woodside to provide carbon management services to assist JERA to meet its obligations associated with its share of carbon emissions from the Scarborough Joint Venture.

Following completion of the sale of equity to JERA, Woodside will hold a 74.9% interest in the Scarborough Joint Venture and remain as operator.3

About Scarborough

The Scarborough Energy Project comprises the Scarborough Joint Venture, the Pluto Train 2 Joint Venture and modifications to Pluto Train 1 to process Scarborough gas. The Scarborough Joint Venture includes the Scarborough field and associated offshore and subsea infrastructure.

The Scarborough field is located approximately 375 km off the coast of Western Australia and the reservoir contains less than 0.1% carbon dioxide. Scarborough gas will be processed at the Pluto LNG facility, where Woodside is currently constructing Pluto Train 2. Woodside is operator of Pluto LNG and Pluto Train 2.

In August 2023, Woodside entered into a sale and purchase agreement with LNG Japan for the sale of a 10% non-operating participating interest in the Scarborough Joint Venture.3

About JERA

Established in 2015, JERA is an equal joint venture of two major Japanese electric power companies, TEPCO Fuel & Power Incorporated and Chubu Electric Power Company and produces about 30% of all electricity in Japan. JERA is an energy company with global reach that has strength in the entire energy supply chain, from participation in LNG upstream projects and fuel procurement, through fuel transportation to power generation. JERA, which stands for Japan’s Energy for a New Era, will take on the challenge of achieving net zero CO2 emissions from its domestic and overseas businesses by 2050 and is supporting an energy transition in an environmentally and socially responsible manner.

For more details: https://www.jera.co.jp/english

[3]

Woodside’s equity of 74.9% in the Scarborough JV is subject to completion of the transaction with LNG Japan announced on 8 August 2023, expected in the first quarter of 2024 as well as completion of the transaction with JERA expected in the second half of 2024.

Contacts:

INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the timing and completion of the transaction, the expected benefits of the transaction and other future arrangements between Woodside and JERA), the timing of completion of other transactions, the timing of completion of Woodside’s projects and expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward- looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

Announcement contains inside information

This announcement contains inside information. Marcela Louzada, Vice President Investor Relations is responsible for release of this announcement.